Hilton 7930 Jones Branch Drive McLean, VA 22102 United States

VIA EDGAR

        June 18, 2024

Ms. Jennifer Monick
Mr. Frank Knapp
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    Re: Hilton Worldwide Holdings Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2023
     File No. 001-36243

Dear Ms. Monick and Mr. Knapp:

    Hilton Worldwide Holdings Inc. (the “Company,” “Hilton,” “we” or “our”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2024, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations EBITDA and Adjusted EBITDA, page 48

1.We note your disclosures on pages 45 and 46 about other revenues and expenses from managed and franchised properties. Other revenue represents amounts that are contractually reimbursed to you by property owners, either directly as costs are incurred or indirectly through monthly program fees related to certain costs and expenses supporting the operations of the related properties. Please help us better understand these arrangements.
•You state that revenues and expenses for direct reimbursements have no net effect on operating income (loss) or net income (loss). Tell us in more detail if the revenue and related expenses directly offset each other in each period presented. If not, please explain.
•With respect to the amounts reimbursed to you indirectly, timing differences can occur between the costs incurred and the related reimbursement from hotel owners in the reporting

June 18, 2024

period. Tell us how you determine the amount and timing of reimbursements and if historically the fees collected offset the expenses incurred exactly.
•Please clarify for us if there is anything that could cause a net surplus or deficit over time (e.g. uncollectable reimbursements).
•Please tell us if the net difference between other revenue and expenses from managed and franchised properties as presented in the Consolidated Statements of Operations on page 69 was a result of timing differences only.

•The Company respectfully confirms that revenues and expenses for direct reimbursements directly offset each other in each period presented.

•With respect to amounts reimbursed indirectly, we incur costs to operate the programs prescribed in our contracts with managed and franchised hotel owners (including costs to build and maintain technology systems and operate brand, marketing, sales, revenue management, loyalty and other programs) and recognize revenues based on the underlying hotel’s sales or usage as services are performed. Our contracts with owners of managed and franchised hotels require that we (i) operate the programs for the benefit of the system of managed and franchised hotels, and (ii) not profit from temporary excesses and not bear losses from temporary shortfalls of the programs. Our ability to incur costs in an individual period in excess of the revenues in that period is discretionary, which allows us to act in the best long-term interests of the programs that we are contractually obligated to operate, while having the right to use future collections to recover prior period expenditures. In either case, our management and franchise contracts maintain an overarching principle that payments received for these programs are a cost recovery mechanism and not an opportunity to profit, as they maintain the obligation to use surplus funds collected and a right to recover deficits incurred to ultimately break even over time.
For instances where we incur temporary excesses or temporary shortfalls from the programs, we monitor the cumulative amounts collected and costs incurred to ensure we are meeting our contractual obligations over time. Depending on economic and industry conditions, the cumulative total of amounts collected and expended may reflect temporary excesses (amounts collected in excess of costs incurred) or temporary shortfalls (costs incurred in excess of amounts collected) at any given point in time. In the 10 full years since our December 2013 initial public offering, on a cash basis, we have experienced 5 years of increases in our total cumulative cash surplus or deficit and 5 years of decreases in our total cumulative cash surplus or deficit, such that we are meeting our overall contractual obligation to manage toward a cumulative offsetting of funds collected and expended on behalf of our programs.
•We respectfully note that there are no specific factors that could cause an ultimate net surplus or deficit based on our contractual obligations to manage the programs to break even over time. We adjust our use of the funds collected on behalf of the system to account for any uncollectable or unpaid reimbursements, such that the program would not run a net deficit over time.

•As described above, we manage the programs under our contracts to have reimbursements equal costs incurred over time. Accordingly, we believe that the

June 18, 2024

differences between other revenues from managed and franchised properties and other expenses from managed and franchised properties are only a result of differences in the timing of revenues recognized and costs incurred within a reporting period as we operate the programs in accordance with our contractual obligations.

2.We note your adjustment for “net other expenses from managed and franchised properties” in your reconciliation of Adjusted EBITDA on page 51. Please provide us the composition of expenses included in the adjustment, for example what are the type of expenses included and if it solely relates to indirect reimbursements. You state that the direct reimbursements from hotel owners are typically reimbursed as the costs are incurred and have no net effect on net income (loss) and that the expenses incurred related to the indirect reimbursements are expected to equal the revenues earned. Please tell us if there were times in the last year that the typical situations and expectations were not met and if so, the effect on your non-GAAP adjustment. This comment also applies to your presentation of Adjusted EBITDA and Net income, adjusted for special items in your earnings release.

The Company respectfully notes that the adjustment for net other revenues from managed and franchised properties or net other expenses from managed and franchised properties in our reconciliations of our non-GAAP Adjusted EBITDA and Net income, adjusted for special items measures reflects an adjustment to (i) reduce the respective non-GAAP measures in any period that the amount of our indirect reimbursement revenues exceed indirect reimbursement expenses within that individual reporting period or (ii) increase the respective non-GAAP measure in any reporting period in which indirect reimbursement expenses exceed our indirect reimbursement revenues within that individual reporting period. The expenses incurred include costs to build and maintain technology systems and operate brand, marketing, sales, revenue management, loyalty and other programs to benefit the system of managed and franchised hotels as specified in our management and franchise contracts with third-party hotel owners. We respectfully refer to our responses to Comment 1 above regarding our contractual requirements and approach to managing the programs to a cumulative break-even balance by offsetting amounts collected and costs incurred over time. The net difference between other revenues and other expenses from managed and franchised properties in any single reporting period does not change our overall approach to managing these programs to break even on a cash basis over time, and we did not experience times in the last year that the typical situations and expectations of managing the programs in this fashion were not met. We exclude the difference between other revenues and other expenses from managed and franchised properties from these non-GAAP financial measures because we believe that in periods that we generate a surplus that increases GAAP net income or incur a deficit that decreases GAAP net income, it would not be useful to investors to include such amounts given our contractual obligations with our hotel owners to not profit from temporary excesses and not bear losses from temporary shortfalls. Moreover, because we are obligated to manage the underlying programs to break even over time, management uses metrics to evaluate the performance of our business, including measures of segment operating income (loss), that exclude any temporary net surplus or deficit generated by these programs, as the inclusion of such amounts in any given period is not reflective of our ongoing operational performance and would decrease period-to-period comparability.

June 18, 2024

Results of Operations, page 50

3.We note your distinction between comparable and non-comparable hotels on page 47 and your presentation of hotel operating statistics for your comparable hotels on page 50. Please tell us how you considered also including non-comparable hotel operating statistics and related operating results discussion for each period, given they comprise 1,532 of the total 7,438 hotels in your system as of December 31, 2023.

We respectfully note that approximately half of the hotels that were deemed non-comparable for the reporting periods specified were added as new hotels in our system at some point between January 1, 2022 and December 31, 2023. As such, statistics to compare the individual properties to an equivalent prior time period were unavailable for the full periods presented.

Similarly, in other situations where a hotel is determined to be non-comparable, we believe their inclusion could cause our presentation of system-wide, brand or regional statistics to misrepresent the performance of our business. As an example, a hotel that remained in our system, but was undergoing a renovation with significant disruption to operations in the prior year and had no renovation disruption in the current period, would typically show a significant increase in statistics such as occupancy and revenue per available room in the current period, but such increase would not be a meaningful indicator of overall performance.

When we considered this limitation, we believe that a statistical comparison of non-comparable hotels would not be a meaningful indicator of the Company’s overall performance. As non-comparable hotels do affect our total base and other and incentive management fees, franchise and licensing fees and owned and leased hotels revenues, we have included disclosure of significant changes in the net number of non-comparable managed and franchised hotels as well as the change in revenues from non-comparable owned and leased hotels related to lease exits, renovations and business interruption in our existing disclosures. We respectfully refer to our response to Comment 4 below, confirming that we will in future filings separately quantify any material impact from non-comparable hotels on our operating results.

4.We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that (1) increases in franchise fees and management fees were primarily the result of increases in RevPAR at your comparable franchised and managed hotels, respectively, (2) you added 664 franchised and managed properties on a net basis, providing an additional 102,100 rooms to your management and franchise segment, which also contributed to the increases in franchise and management fees, and (3) licensing fees increased as a result of increases in fees from your strategic partnerships and HGV. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.

In response to the Staff’s comment, we respectfully confirm that in future Exchange Act periodic reports when multiple factors impact operating results, we will clarify our disclosures to separately quantify any material impact of the relevant factors in accordance with Item 303 of Regulation S-K.

June 18, 2024

Please do not hesitate to call me at (703) 883-5436 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Michael W. Duffy
Name:	Michael W. Duffy
Title:	Senior Vice President, Chief Accounting and Risk Officer

cc: Hilton Worldwide Holdings Inc.
    Kevin J. Jacobs
    Anne-Marie W. D’Angelo

cc: Simpson Thacher & Bartlett LLP
    Edgar J. Lewandowski